I, Michael A. Tippie, certify that:

(1) the financial statements of Lipidomics, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Lipidomics, Inc included in this Form reflects accurately the information reported on the tax return for Lipidomics, Inc. filed for the fiscal year ended 2017.

[Signature]

Michael A. Tippie
CEO
4/24/18

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.